Exhibit 8.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	Country of Incorporation/Formation

Trade Force Shipping S.A.	Marshall Islands
Camelia Navigation S.A.	Marshall Islands
Front Line Marine Company	Marshall Islands
Explorer Shipholding Limited	Marshall Islands
Fairplay Maritime Ltd.	Marshall Islands
Epic Investments Inc.	Marshall Islands
Donna Marine Co.	Marshall Islands
Protea International Inc.	Liberia
Reading Navigation Co.	Liberia
Canyon I Navigation Corp.	Marshall Islands
Imperator I Maritime Company	Marshall Islands
Coral Ventures Inc	Liberia
Winselet Shipping And Trading Co. Ltd.	Liberia
Adonia Enterprises S.A.	Liberia
Aminta International S.A.	Liberia
Amphitrite Shipping Inc.	Liberia
Mirabel International Maritime Co.	Liberia
Dolphin Sunrise Limited	Marshall Islands
Nautilus Investment Limited	Marshall Islands
Oceanus Investments Limited	Marshall Islands